Loma Negra Reports 3Q26 results Buenos Aires, November 5, 2026 – Loma Negra, (NYSE: LOMA; BYMA: LOMA), (“Loma Negra” or the “Company”), the leading cement producer in Argentina, today announced results for the three-month period ended September 30, 2026 (our “3Q26 Results”). 3Q26 Key Highlights ▪ Net sales revenues stood at Ps. 270,107 million (US$ 177 million), and decreased by 3.2% YoY, mainly explained by lower revenues in the Concrete segment, down 23.2%, together with a 1.8% decrease in the top line of the Cement segment. ▪ Consolidated Adjusted EBITDA reached Ps. 54,189 million, decreasing by 6.7% YoY in pesos, while in dollars it reached US$ 42 million, up 16.2% from 3Q25. ▪ The Consolidated Adjusted EBITDA margin stood at 20.1%, decreasing by 74 basis points YoY from 20.8%. ▪ Net Profit of Ps. 14,482 million, compared to a net loss of Ps. 11,451 million in the same period of the previous year, mainly driven by a net financial gain in the quarter compared to a net financial loss in 3Q25. ▪ Net Debt stood at Ps. 220,486 million (US$ 145 million), representing a Net Debt/LTM Adjusted EBITDA ratio of 1.00x, compared to 1.47x in FY25 and 1.30x reported in 2Q26. The Company has presented certain financial figures, Table 1b and Table 11, in U.S. dollars and Pesos without giving effect to IAS 29. The Company has prepared all other financial information herein by applying IAS 29. Commenting on the financial and operating performance for the third quarter of 2026, Sergio Faifman, Loma Negra’s Chief Executive Officer, noted: “Industry volumes remained subdued during the third quarter, as July and August were affected by still-soft activity levels and heavy winter rainfall. September, however, showed a significant improvement on the back of more favorable weather, which we view as an encouraging sign for the months ahead. Regarding our third-quarter results, the Cement business slightly improved its margin both year-over-year and sequentially, despite the third quarter typically being our lowest-margin quarter due to seasonal costs. At the consolidated level, margins in pesos contracted, as our other businesses weighed on the overall result. In dollar terms, EBITDA per ton improved meaningfully year-over-year, highlighting the strength of our cash generation even in a still-challenging demand environment. We also continued to strengthen our balance sheet: net debt declined compared to the second quarter, bringing our Net Debt to LTM Adjusted EBITDA ratio to 1x. Furthermore, after the close of the quarter, we successfully issued a US$ 150 million corporate bond to refinance upcoming structured debt maturities. Looking ahead, we remain positive about the remainder of the year and will stay focused on preserving the efficiency gains we have achieved.”

Table 1: Financial Highlights

(amounts expressed in millions of pesos, unless otherwise noted)

	Three-months ended September 30,			Nine-months ended September 30,		
	2026	2025	% Chg.	2026	2025	% Chg.
Net revenue	270,107	279,075	-3.2%	769,121	770,102	-0.1%
Gross Profit	46,421	48,356	-4.0%	159,170	163,278	-2.5%
Gross Profit margin	*17.2%*	*17.3%*	*-14 bps*	*20.7%*	*21.2%*	*-51 bps*
Adjusted EBITDA	54,189	58,057	-6.7%	166,810	169,028	-1.3%
Adjusted EBITDA Mg.	*20.1%*	*20.8%*	*-74 bps*	*21.7%*	*21.9%*	*-26 bps*
Net Profit (Loss)	14,482	(11,451)	n/a	67,833	20,927	224.1%
Net Profit (Loss) attributable to owners of the Company	15,217	(11,292)	n/a	69,442	21,439	223.9%
EPS	26.0797	(19.3528)	n/a	119.0136	36.7427	223.9%
Average outstanding shares (*)	583	583	0.0%	583	583	0.0%
Net Debt	220,486	375,419	-41.3%	220,486	375,419	-41.3%
Net Debt /LTM Adjusted EBITDA	1.00x	1.49x	-0.33x	1.00x	1.49x	-0.33x

(*) Net of shares repurchased

Table 1b: Financial Highlights in Ps and in U.S. dollars (figures exclude the impact of IAS 29)

In million Ps.	Three-months ended September 30,			Nine-months ended September 30,		
	2026	2025	% Chg.	2026	2025	% Chg.
Net revenue	265,510	205,185	29.4%	711,264	534,746	33.0%
Adjusted EBITDA	62,405	47,697	30.8%	179,725	129,110	39.2%
Adjusted EBITDA Mg.	*23.5%*	*23.2%*	*+26 bps*	*25.3%*	*24.1%*	*+112 bps*
Net Profit (Loss)	34,424	3,828	799.4%	106,304	35,976	195.5%
Net Debt	220,486	281,519	-21.7%	220,486	281,519	-21.7%
Net Debt /LTM Adjusted EBITDA	1.00x	1.49x	-0.33x	1.00x	1.49x	-0.33x

In million US$	Three-months ended September 30,			Nine-months ended September 30,		
	2026	2025	% Chg.	2026	2025	% Chg.
Ps./US$, av	1,500.51	1,332.23	12.6%	1,444.51	1,183.18	22.1%
Ps./US$, eop	1,517.52	1,366.58	11.0%	1,517.52	1,366.58	11.0%
Net revenue	177	154	14.9%	492	452	8.9%
Adjusted EBITDA	42	36	16.2%	124	109	14.0%
Adjusted EBITDA Mg.	*23.5%*	*23.2%*	*+26 bps*	*25.3%*	*24.1%*	*+112 bps*
Net Profit (Loss)	23	3	698.5%	74	30	142.0%
Net Debt	145	206	-29.5%	145	206	-29.5%
Net Debt /LTM Adjusted EBITDA	1.00x	1.49x	-0.33x	1.00x	1.49x	-0.33x

Overview of Operations

Sales Volumes

Table 2: Sales Volumes[2]

		Three-months ended September 30,			Nine-months ended September 30,		
		2026	2025	% Chg.	2026	2025	% Chg.
Cement, masonry & lime	MM Tn	1.28	1.37	-6.3%	3.65	3.73	-2.2%
Concrete	MM m3	0.12	0.16	-24.9%	0.34	0.39	-12.9%
Railroad	MM Tn	1.05	1.12	-7.0%	3.01	2.88	4.8%
Aggregates	MM Tn	0.26	0.31	-16.1%	0.72	0.85	-15.6%

[2] Sales volumes include inter-segment sales

Sales volumes of cement, masonry cement, and lime decreased by 6.3% year over year in 3Q26, to 1.28 million tons. Quarterly volumes were primarily affected by weak dispatches in July and August due to heavy rainfall. September saw an improvement in activity, supported by more favorable weather conditions, with volumes exceeding those recorded in the same month of the previous year.

When analyzing dispatch modes, results remained mixed. Bulk cement dispatches continued their positive trend, supported by higher activity levels among concrete producers, industrial customers, and construction companies for both private and public works. Bagged cement dispatches remained under pressure, reflecting softer demand from retail customers engaged in self-construction and refurbishment, amid subdued economic activity and weaker domestic consumption.

Our Cement segment also includes masonry cement and lime, which follow demand trends similar to those of bagged cement. Their weaker performance during the quarter was one of the factors behind the segment's underperformance relative to the industry.

Concrete segment volumes decreased by 24.9% year over year, mainly due to a lower contribution from special projects, weaker demand associated with public works, and reduced activity in industrial and architectural projects. These factors were partially offset by higher shipments in Rosario.

Aggregates segment volumes decreased by 16.1% year over year, mainly reflecting the same factors that affected the Concrete segment, particularly weaker demand from public works and construction companies.

Railroad segment volumes decreased by 7.0% compared with the same quarter of 2025, primarily due to lower transportation volumes of grains, frac sand, and granitic aggregates. This decline was partially offset by higher volumes of chemicals and gypsum, which benefited from the resumption of operations following the disruption to the rail network in Bahía Blanca caused by the severe storm in March 2025.

Review of Financial Results

Table 3: Condensed Interim Consolidated Statements of Profit or Loss and Other Comprehensive Income

(amounts expressed in millions of pesos, unless otherwise noted)

	Three-months ended September 30,			Nine-months ended September 30,		
	2026	2025	% Chg.	2026	2025	% Chg.
Net revenue	270,107	279,075	-3.2%	769,121	770,102	-0.1%
Cost of sales	(223,687)	(230,720)	-3.0%	(609,951)	(606,824)	0.5%
Gross profit	**46,421**	**48,356**	**-4.0%**	**159,170**	**163,278**	**-2.5%**
Selling and administrative expenses	(29,863)	(25,714)	16.1%	(87,796)	(80,610)	8.9%
Other gains and losses	1,005	1,617	-37.9%	3,835	4,595	-16.6%
Tax on debits and credits to bank accounts	(2,444)	(2,981)	-18.0%	(7,707)	(8,632)	-10.7%
Finance gain (cost), net						
Gain on net monetary position	23,788	24,738	-3.8%	84,850	86,941	-2.4%
Exchange rate differences	(7,436)	(39,755)	-81.3%	(13,648)	(86,537)	-84.2%
Financial income	1,099	1,844	-40.4%	2,324	3,448	-32.6%
Financial expense	(8,974)	(25,145)	-64.3%	(34,411)	(52,413)	-34.3%
Profit (Loss) before taxes	**23,596**	**(17,038)**	**n/a**	**106,617**	**30,070**	**254.6%**
Income tax expense						
Current	(16,616)	3,805	n/a	(48,184)	(13,680)	252.2%
Deferred	7,502	1,783	320.8%	9,400	4,537	107.2%
Net profit (Loss)	**14,482**	**(11,451)**	**n/a**	**67,833**	**20,927**	**224.1%**

Net Revenues Net revenue decreased by 3.2% to Ps. 270,107 million in 3Q26, compared with Ps. 279,075 million in the same quarter of the previous year. The decline was primarily driven by weaker performance in the Concrete business, followed by the Cement and Railroad segments, and was partially offset by higher revenue in the Aggregates segment. Revenue from the Cement, Masonry Cement and Lime segment decreased by 1.8% year over year. Sales volumes declined by 6.3%, mainly reflecting weak dispatches in July and August mainly due to adverse weather conditions. This was partially offset by stronger activity in September, when volumes exceeded those recorded in the same month of the previous year marking a strong sequential recovery. Performance across dispatch channels remained mixed, with bulk cement benefiting from more resilient demand, while bagged cement continued to lag. Positive pricing dynamics partially offset the impact of lower volumes on the segment’s performance. Concrete revenue decreased by 23.2% in the quarter compared to 3Q25, as a 24.9% decline in volumes, driven by the dynamics discussed above, was only partially offset by improved pricing dynamics. Revenues in the Aggregates segment increased by 3.7% year over year, as favorable pricing dynamics and an improved sales mix more than offset the 16.1% contraction in volumes. Railroad segment revenue decreased by 2.2% year over year in 3Q26, as favorable pricing dynamics were insufficient to offset the 7.0% decline in volumes. Cost of sales, and Gross profit Cost of sales decreased by 3.0% YoY to Ps. 223,687 million in 3Q26, primarily reflecting lower costs in the Cement and Concrete segments, partially offset by higher cost of sales in the Railroad and Aggregates businesses. In the Cement segment, unit costs increased by 2.6% YoY, below the increase in average revenue per ton, resulting in an improvement in per-ton profitability. The increase was mainly driven by higher depreciation. On the other hand, the use of clinker produced during the warmer months, together with the planned shutdown of most kilns during the quarter, helped mitigate exposure to higher winter energy costs, contributing to keeping costs broadly contained despite the seasonal pressures typically associated with the third quarter. In addition, lower fuel, electricity, packaging, and contractor costs had a favorable impact compared with the same period of the previous year. Gross profit decreased by 4.0% in the third quarter to Ps. 46,421 million, compared with Ps. 48,356 million in 3Q25. The gross profit margin remained virtually stable year over year, reaching 17.2% in 3Q26 compared with 17.3% in 3Q25. Selling and Administrative Expenses Selling and Administrative Expenses (SG&A) increased by 16.1% YoY to Ps. 29,863 million in 3Q26, compared with Ps. 25,714 million in 3Q25. This increase was primarily driven by higher advertising and promotional expenses, as well as higher consulting and IT expenses. SG&A expenses represented 11.1% of net revenue, an increase of 184 basis points compared with 3Q25.

Adjusted EBITDA & Margin

Table 4: Adjusted EBITDA Reconciliation & Margin

(amounts expressed in millions of pesos, unless otherwise noted)

	Three-months ended September 30,			Nine-months ended September 30,		
	2026	2025	% Chg.	2026	2025	% Chg.
Adjusted EBITDA reconciliation:						
Net profit (Loss)	14,482	(11,451)	n/a	67,833	20,927	224.1%
(+) Depreciation and amortization	36,626	33,798	8.4%	91,601	81,765	12.0%
(+) Tax on debits and credits to bank accounts	2,444	2,981	-18.0%	7,707	8,632	-10.7%
(+) Income tax expense	9,114	(5,587)	n/a	38,784	9,143	324.2%
(+) Financial interest, net	6,523	22,303	-70.8%	27,565	42,705	-35.5%
(+) Exchange rate differences, net	7,436	39,755	-81.3%	13,648	86,537	-84.2%
(+) Other financial expenses, net	1,352	997	35.6%	4,522	6,260	-27.8%
(+) Gain on net monetary position	(23,788)	(24,738)	-3.8%	(84,850)	(86,941)	-2.4%
Adjusted EBITDA	**54,189**	**58,057**	**-6.7%**	**166,810**	**169,028**	**-1.3%**
Adjusted EBITDA Margin	*20.1%*	*20.8%*	*-74 bps*	*21.7%*	*21.9%*	*-26 bps*

Adjusted EBITDA decreased by 6.7% year over year in 3Q26, totaling Ps. 54,189 million compared with Ps. 58,057 million in the same period of the previous year. The decrease was primarily attributable to weaker performance in the Railroad segment and, to a lesser extent, a contraction in Aggregates and other businesses, partially offset by improved results in Cement and Concrete.

Consequently, the **Adjusted EBITDA margin** contracted by 74 basis points to 20.1% in 3Q26, from 20.8% in 3Q25. Sequentially, the margin remained broadly stable, declining by 18 basis points from 20.2% in the previous quarter to 20.1% in 3Q26.

In particular, the Adjusted EBITDA margin of the Cement, Masonry Cement, and Lime segment expanded by 67 basis points to 24.9%, primarily reflecting favorable pricing trends, which more than offset the pressure from higher costs per ton and SG&A expenses.

The Adjusted EBITDA margin of the Concrete segment expanded by 220 basis points to negative 4.6% in 3Q26, from negative 6.8% in 3Q25. Favorable pricing dynamics helped narrow the segment's loss, although profitability continued to be affected by still-challenging market conditions, as current volume levels remain insufficient to efficiently absorb the segment's cost structure.

The Aggregates segment's Adjusted EBITDA margin contracted by 277 basis points to negative 19.4% in the quarter, from negative 16.7% in the same period of the previous year. Favorable pricing dynamics partially offset the decline in volumes, while higher costs continued to weigh on the segment's profitability.

In the Railroad segment, the Adjusted EBITDA margin declined to negative 11.0% in 3Q26, from positive 3.4% in 3Q25, mainly due to higher track maintenance costs and, to a lesser extent, higher third-party services and payroll costs. Lower SG&A expenses partially offset this impact.

Finance Costs-Net

Table 5: Finance Gain (Cost), net

(amounts expressed in millions of pesos, unless otherwise noted)

	Three-months ended September 30,			Nine-months ended September 30,		
	2026	2025	% Chg.	2026	2025	% Chg.
Exchange rate differences	(7,436)	(39,755)	-81.3%	(13,648)	(86,537)	-84.2%
Financial income	1,099	1,844	-40.4%	2,324	3,448	-32.6%
Financial expense	(8,974)	(25,145)	-64.3%	(34,411)	(52,413)	-34.3%
Gain on net monetary position	23,788	24,738	-3.8%	84,850	86,941	-2.4%
Total Finance Gain (Cost), Net	**8,478**	**(38,317)**	n/a	**39,115**	**(48,561)**	n/a

During 3Q26, the Company recorded a **Total Net Financial Gain** of Ps. 8,478 million, compared with a net financial loss of Ps. 38,317 million in 3Q25. The year-over-year improvement was primarily attributable to lower foreign exchange losses on U.S. dollar-denominated liabilities. Although the peso continued to depreciate against the U.S. dollar during the quarter, the pace of depreciation was more moderate than in 3Q25, resulting in a lower year-over-year foreign exchange loss.

Meanwhile, net interest expense decreased by 66.2% year over year to Ps. 7,875 million, from Ps. 23,300 million in 3Q25, mainly reflecting lower interest expense and a lower level of financial debt.

Net Profit and Net Profit Attributable to Owners of the Company

The Company reported **Net Profit** of Ps. 14.5 billion in 3Q26, compared with a Net Loss of Ps. 11.5 billion in the same period of the previous year. The improvement was primarily attributable to a net financial gain in the quarter, compared with a net financial loss in 3Q25, as detailed in the Finance Costs section, despite weaker operating performance during the quarter. This improvement was partially offset by higher income tax expense, as the Company recorded a net tax expense in 3Q26, compared with a net tax benefit in the same period of the previous year.

Net Profit Attributable to Owners of the Company totaled Ps. 15.2 billion. During the quarter, the Company reported earnings per common share of Ps. 26.0797 and earnings per ADR of Ps. 130.3984, compared with a loss per common share of Ps. 19.3528 and a loss per ADR of Ps. 96.7640 in 3Q25.

Capitalization

Table 6: Capitalization and Debt Ratio

(amounts expressed in millions of pesos, unless otherwise noted)

	As of September 30,		As of December, 31
	2026	2025	2025
Total Debt	292,097	529,073	368,336
- Short-Term Debt	201,321	321,871	166,016
- Long-Term Debt	90,777	207,202	202,320
Cash, Cash Equivalents and Investments	(71,611)	(153,654)	(38,843)
Total Net Debt	**220,486**	**375,419**	**329,494**
Shareholder's Equity	1,386,045	1,310,924	1,318,212
Capitalization	**1,678,142**	**1,839,997**	**1,686,548**
LTM Adjusted EBITDA	**221,575**	**251,310**	**223,793**
Net Debt /LTM Adjusted EBITDA	1.00x	1.49x	1.47x

As of September 30, 2026, total Cash, Cash Equivalents, and Investments totaled Ps. 71,611 million, compared with Ps. 153,654 million as of September 30, 2025. Total net debt at the end of the quarter amounted to Ps. 220,486 million. Total debt consisted of Ps. 201,321 million in short-term debt, including the current portion of long-term debt, representing 69% of total debt, and Ps. 90,777 million in long-term debt, representing the remaining 31%.

At the end of 3Q26, 91% of Loma Negra's total debt, or Ps. 265,093 million, was denominated in U.S. dollars, while the remaining 9%, or Ps. 27,004 million, was denominated in Argentine pesos.

As of September 30, 2026, 91% of the Company's consolidated debt accrued interest at fixed rates, while the remaining 9% accrued interest at variable rates, primarily linked to short-term peso-denominated interest rates.

At the end of the quarter, Loma Negra's total debt had an average maturity of 1.2 years. The net debt-to-Adjusted EBITDA ratio (LTM), stood at 1.00x, representing a significant improvement from 1.49x at September 30, 2025, and 1.47x as of December 31, 2025.

On October 22, 2026, the Company issued its Class 7 corporate bond for an aggregate principal amount of US$150.0 million, with a 36-month tenor and an interest rate of 6.25%. The proceeds will be used to refinance short-term liabilities, strengthening the Company's debt profile by extending its average debt maturity.

Cash Flows

Table 7: Condensed Interim Consolidated Statement of Cash Flows

(amounts expressed in millions of pesos, unless otherwise noted)

	Three-months ended September 30,		Nine-months ended September 30,	
	2026	**2025**	**2026**	**2025**
CASH FLOWS FROM OPERATING ACTIVITIES				
Net Profit (Loss)	14,482	(11,451)	67,833	20,927
Adjustments to reconcile net profit (loss) to net cash provided by operating activities	36,205	64,827	86,040	129,456
Changes in operating assets and liabilities	35,578	(10,787)	(26,188)	(141,253)
Net cash generated by (used in) operating activities	**86,265**	**42,590**	**127,685**	**9,130**
CASH FLOWS FROM INVESTING ACTIVITIES				
Proceeds from disposal of Yguazú Cementos S.A.	-	1,797	-	1,797
Property, plant and equipment, Intangible Assets, net	(18,060)	(19,463)	(40,959)	(61,560)
Contributions to Trust	(749)	(547)	(1,411)	(1,478)
Investments, net	52	(64,390)	(383)	(64,390)
Net cash used in investing activities	**(18,757)**	**(82,604)**	**(42,752)**	**(125,632)**
CASH FLOWS FROM FINANCING ACTIVITIES				
Proceeds / Repayments from borrowings, Interest paid	(24,952)	99,060	(38,828)	185,928
Dividends paid	-	(3)	-	(3)
Net cash generated by (used in) financing activities	**(24,952)**	**99,057**	**(38,828)**	**185,925**
Net increase (decrease) in cash and cash equivalents	**42,556**	**59,042**	**46,104**	**69,423**
Cash and cash equivalents at the beginning of the year	30,095	22,461	38,843	13,912
Effect of the re-expression in homogeneous cash currency ("Inflation-Adjusted")	(1,560)	(6,778)	(12,483)	(9,753)
Effects of the exchange rate differences on cash and cash equivalents in foreign currency	95	14,221	(1,277)	15,364
Cash and cash equivalents at the end of the period	**71,187**	**88,946**	**71,187**	**88,946**

In 3Q26, net cash generated from operating activities totaled Ps. 86,265 million, compared with Ps. 42,590 million in the same period of the previous year. The year-over-year improvement was mainly attributable to favorable working capital dynamics, reflecting an improvement in trade and other receivables, together with lower inventory levels and higher tax payables.

During the quarter, the Company used Ps. 24,952 million in financing activities, mainly in connection with loan repayments. This compares with Ps. 99,057 million net cash generated by financing activities in 3Q25, primarily related to the issuance of the Class 5 corporate bonds. In addition, the Company used Ps. 18,757 million in investing activities, compared with Ps. 82,604 million in the same period of the previous year. CAPEX totaled Ps. 18,060 million, compared with Ps. 19,463 million in the same period of the previous year.

Recent Events Issuance of Notes On October 22, 2026, the Company issued its Class 7 Notes in the local market for an aggregate principal amount of US$150.0 million. The main terms and conditions of the issuance are set forth below. Issue Amount US$ 150 million Issue Price 100% of the principal amount Interest Rate 6.25% per annum Interest Payments Semiannual Maturity Bullet repayment at 36 months

3Q26 Earnings Conference Call When: 10:00 a.m. U.S. ET (12:00 noon BAT), November 6, 2026 Dial-in: 1-833-255-2824 (U.S.), 1-866-605-3852 (Canada), 1-412-902-6701 (International) Password: Loma Negra Call Webcast: https://event.choruscall.com/mediaframe/webcast.html?webcastid=DzW1Gk61 Replay: A telephone replay of the conference call will be available until November 13, 2026. The replay can be accessed by dialing 1-855-669-9658 (U.S. toll free), or 1-412-317-0088 (International). The passcode for the replay is 9609906. The audio of the conference call will also be archived on the Company’s website at www.lomanegra.com. Definitions Adjusted EBITDA is calculated as net profit plus financial interest, net plus income tax expense plus depreciation and amortization plus exchange rate differences plus other financial expenses, net plus tax on debits and credits to bank accounts, plus share of loss of associates, plus net Impairment of Property, plant and equipment, and less income from discontinued operation. Loma Negra believes that excluding tax on debits and credits to bank accounts from its calculation of Adjusted EBITDA is a better measure of operating performance when compared to other international players. Net Debt is calculated as borrowings less cash, cash equivalents and short-term investments. About Loma Negra Founded in 1926, Loma Negra is the leading cement company in Argentina, producing and distributing cement, masonry cement, aggregates, concrete and lime, products primarily used in private and public construction. Loma Negra is a vertically-integrated cement and concrete company, with nationwide operations, supported by vast limestone reserves, strategically located plants, top-of-mind brands and established distribution channels. Loma Negra is listed both on BYMA and on NYSE in the U.S., where it trades under the symbol “LOMA”. One ADS represents five (5) common shares. For more information, visit www.lomanegra.com. Note The Company presented some figures converted from Pesos to U.S. dollars for comparison purposes. The exchange rate used to convert Pesos to U.S. dollars was the reference exchange rate (Communication “A” 3500) reported by the Central Bank for U.S. dollars. The information presented in U.S. dollars is for the convenience of the reader only. Certain figures included in this report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures presented in previous quarters. Rounding: We have made rounding adjustments to reach some of the figures included in this report. As a result, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them. Disclaimer This release contains forward-looking statements within the meaning of federal securities law that are subject to risks and uncertainties. These statements are only predictions based upon our current expectations and projections about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” “seek,” “forecast,” or the negative of these terms or other similar expressions. The forward-looking statements are based on the information currently available to us. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including, among others things: changes in general economic, political, governmental and business conditions globally and in Argentina, changes in inflation rates, fluctuations in the exchange rate of the peso, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. You should not rely upon forward-looking statements as predictions of future events. Although we believe in good faith that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Any or all of Loma Negra’s forward-looking statements in this release may turn out to be wrong. You should consider these forward-looking statements in light of other factors discussed under the heading “Risk Factors” in the prospectus filed with the Securities and Exchange Commission on October 31, 2017 in connection with Loma Negra’s initial public offering. Therefore, readers are cautioned not to place undue reliance on these forward- looking statements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this release to conform these statements to actual results or to changes in our expectations. IR Contacts Marcos I. Gradin, Chief Financial Officer and Investor Relations Diego M. Jalón, Investor Relations Manager +54-11-4319-3050 investorrelations@lomanegra.com --- Financial Tables Follow ---

Table 8: Condensed Interim Consolidated Statements of Financial Position (amounts expressed in millions of pesos, unless otherwise noted) As of September 30, As of December, 31 2026 2025 ASSETS Non-current assets Property, plant and equipment 1,632,531 1,683,406 Right to use assets 3,411 4,007 Intangible assets 11,585 10,770 Investments 113 113 Goodwill 1,126 1,126 Inventories 129,007 101,365 Deferred tax assets 1,573 - Other receivables 1,860 1,608 Other assets 403 498 Total non-current assets 1,781,610 1,802,894 Current assets Inventories 325,935 363,731 Other receivables 33,917 46,187 Trade accounts receivable 113,234 94,979 Investments 61,292 26,774 Cash and banks 10,319 12,068 Total current assets 544,697 543,740 TOTAL ASSETS 2,326,306 2,346,633 SHAREHOLDER'S EQUITY Capital stock and other capital related accounts 430,052 430,052 Reserves 889,466 860,306 Retained earnings 69,442 29,160 Equity attributable to the owners of the Company 1,388,961 1,319,518 Non-controlling interests (2,916) (1,306) TOTAL SHAREHOLDER'S EQUITY 1,386,045 1,318,212 LIABILITIES Non-current liabilities Borrowings 90,777 202,320 Provisions 13,968 17,391 Salaries and social security payables 508 2,421 Tax liabilities 4,271 5,496 Debts for leases 1,221 1,643 Other liabilities 998 1,322 Deferred tax liabilities 411,535 419,362 Total non-current liabilities 523,278 649,954 Current liabilities Borrowings 201,321 166,016 Accounts payable 121,249 146,113 Advances from customers 12,459 17,835 Salaries and social security payables 30,779 30,119 Tax liabilities 47,988 14,046 Debts for leases 1,898 2,727 Other liabilities 1,290 1,611 Total current liabilities 416,983 378,467 TOTAL LIABILITIES 940,261 1,028,421 TOTAL SHAREHOLDER'S EQUITY AND LIABILITIES 2,326,306 2,346,633

Table 9: Condensed Interim Consolidated Statements of Profit or Loss and Other Comprehensive Income (unaudited)

(amounts expressed in millions of pesos, unless otherwise noted)

	Three-months ended September 30,			Nine-months ended September 30,		
	2026	**2025**	% Change	**2026**	**2025**	% Change
Net revenue	270,107	279,075	-3.2%	769,121	770,102	-0.1%
Cost of sales	(223,687)	(230,720)	-3.0%	(609,951)	(606,824)	0.5%
Gross Profit	**46,421**	**48,356**	**-4.0%**	**159,170**	**163,278**	**-2.5%**
Selling and administrative expenses	(29,863)	(25,714)	16.1%	(87,796)	(80,610)	8.9%
Other gains and losses	1,005	1,617	-37.9%	3,835	4,595	-16.6%
Tax on debits and credits to bank accounts	(2,444)	(2,981)	-18.0%	(7,707)	(8,632)	-10.7%
Finance gain (cost), net						
Gain on net monetary position	23,788	24,738	-3.8%	84,850	86,941	-2.4%
Exchange rate differences	(7,436)	(39,755)	-81.3%	(13,648)	(86,537)	-84.2%
Financial income	1,099	1,844	-40.4%	2,324	3,448	-32.6%
Financial expenses	(8,974)	(25,145)	-64.3%	(34,411)	(52,413)	-34.3%
Profit (loss) before taxes	**23,596**	**(17,038)**	**n/a**	**106,617**	**30,070**	**254.6%**
Income tax expense						
Current	(16,616)	3,805	n/a	(48,184)	(13,680)	252.2%
Deferred	7,502	1,783	320.8%	9,400	4,537	107.2%
Net Profit (Loss)	**14,482**	**(11,451)**	**n/a**	**67,833**	**20,927**	**224.1%**
Net Profit (Loss) for the period attributable to:						
Owners of the Company	15,217	(11,292)	n/a	69,442	21,439	223.9%
Non-controlling interests	(735)	(159)	361.7%	(1,610)	(512)	214.7%
NET PROFIT (LOSS) FOR THE PERIOD	**14,482**	**(11,451)**	**n/a**	**67,833**	**20,927**	**224.1%**
Earnings per share (basic and diluted):	**26.0797**	**(19.3528)**	**n/a**	**119.0136**	**36.7427**	**223.9%**

Table 10: Condensed Interim Consolidated Statement of Cash Flows
(amounts expressed in millions of pesos, unless otherwise noted)

	Three-months ended September 30,		Nine-months ended September 30,	
	2026	**2025**	**2026**	**2025**
CASH FLOWS FROM OPERATING ACTIVITIES				
Net Profit (Loss)	**14,482**	**(11,451)**	**67,833**	**20,927**
Adjustments to reconcile net profit to net cash provided by operating activities				
Income tax expense	9,114	(5,587)	38,784	9,143
Depreciation and amortization	36,626	33,798	91,601	81,765
Provisions	156	2,910	556	6,477
Exchange rate differences	6,145	37,235	10,402	77,636
Interest expense	7,121	22,319	28,162	42,950
Gain on disposal of property, plant and equipment	(224)	(561)	(259)	(721)
Gain on net monetary position	(23,788)	(24,738)	(84,850)	(86,941)
Impairment of trust fund	1,056	(548)	1,644	(854)
Changes in operating assets and liabilities				
Inventories	24,900	19,778	11,439	(4,741)
Other receivables	(7,768)	(28,414)	(1,823)	(29,775)
Trade accounts receivable	(10,854)	(20,980)	(42,019)	(37,555)
Advances from customers	546	2,957	(3,427)	3,144
Accounts payable	9,583	8,501	4,338	(5,443)
Salaries and social security payables	6,916	3,464	4,215	(2,754)
Provisions	(236)	(508)	(629)	(1,811)
Tax liabilities	19,877	23,411	18,877	28,359
Other liabilities	(272)	159	(153)	619
Income tax paid	(7,115)	(19,155)	(17,005)	(91,294)
Net cash generated by (used in) operating activities	**86,265**	**42,590**	**127,685**	**9,130**
CASH FLOWS FROM INVESTING ACTIVITIES				
Proceeds from disposal of Yguazú Cementos S.A.	-	1,797	-	1,797
Proceeds from disposal of Property, plant and equipment	(67)	329	973	1,160
Payments to acquire Property, plant and equipment	(17,950)	(17,570)	(38,852)	(57,553)
Payments to acquire Intangible Assets	(44)	(2,223)	(3,080)	(5,167)
Acquire investments	52	-	(383)	
Proceeds from maturity investments	-	(64,390)	-	(64,390)
Contributions to Trust	(749)	(547)	(1,411)	(1,478)
Net cash generated by (used in) investing activities	**(18,757)**	**(82,604)**	**(42,752)**	**(125,632)**
CASH FLOWS FROM FINANCING ACTIVITIES				
Proceeds from non-convertible negotiable obligations	-	147,857	97,716	147,857
Proceeds from borrowings	10,188	90,352	79,423	249,920
Interest paid	(15,066)	(14,436)	(35,257)	(34,340)
Dividends paid	-	(3)	-	(3)
Debts for leases	(685)	(741)	(2,034)	(2,082)
Repayment of borrowings	(19,389)	(123,972)	(178,675)	(175,427)
Net cash generated by (used in) financing activities	**(24,952)**	**99,057**	**(38,828)**	**185,925**
Net increase (decrease) in cash and cash equivalents	42,556	59,042	46,104	69,423
Cash and cash equivalents at the beginning of the period	30,095	22,461	38,843	13,912
Effect of the re-expression in homogeneous cash currency ("Inflation-Adjusted")	(1,560)	(6,778)	(12,483)	(9,753)
Effects of the exchange rate differences on cash and cash equivalents in foreign currency	95	14,221	(1,277)	15,364
Cash and cash equivalents at the end of the period	**71,187**	**88,946**	**71,187**	**88,946**

Table 11: Financial Data by Segment (figures exclude the impact of IAS 29)

(amounts expressed in millions of pesos, unless otherwise noted)

	Three-months ended September 30,				Nine-months ended September 30,			
	2026	%	2025	%	2026	%	2025	%
Net revenue	**265,510**	100.0%	**205,185**	100.0%	**711,264**	100.0%	**534,746**	100.0%
Cement, masonry cement and lime	234,887	88.5%	179,000	87.2%	623,309	87.6%	466,474	87.2%
Concrete	19,481	7.3%	18,971	9.2%	54,566	7.7%	47,297	8.8%
Railroad	24,741	9.3%	18,917	9.2%	67,575	9.5%	49,414	9.2%
Aggregates	7,399	2.8%	5,329	2.6%	18,393	2.6%	14,085	2.6%
Others	2,837	1.1%	2,601	1.3%	10,771	1.5%	7,136	1.3%
Eliminations	(23,835)	-9.0%	(19,633)	-9.6%	(63,350)	-8.9%	(49,661)	-9.3%
Cost of sales	**183,753**	100.0%	**144,887**	100.0%	**476,891**	100.0%	**365,323**	100.0%
Cement, masonry cement and lime	150,609	82.0%	120,441	83.1%	389,555	81.7%	298,810	81.8%
Concrete	19,863	10.8%	19,353	13.4%	54,662	11.5%	48,838	13.4%
Railroad	26,981	14.7%	17,629	12.2%	70,989	14.9%	47,886	13.1%
Aggregates	8,197	4.5%	5,919	4.1%	20,021	4.2%	16,311	4.5%
Others	1,937	1.1%	1,178	0.8%	5,014	1.1%	3,138	0.9%
Eliminations	(23,835)	-13.0%	(19,633)	-13.6%	(63,350)	-13.3%	(49,661)	-13.6%
Selling, admin. expenses and other gains & losses	**26,173**	100.0%	**16,577**	100.0%	**72,218**	100.0%	**49,054**	100.0%
Cement, masonry cement and lime	23,316	89.1%	14,472	87.3%	62,392	86.4%	43,448	88.6%
Concrete	1,078	4.1%	794	4.8%	4,105	5.7%	2,055	4.2%
Railroad	1,014	3.9%	845	5.1%	3,268	4.5%	2,027	4.1%
Aggregates	124	0.5%	69	0.4%	267	0.4%	162	0.3%
Others	641	2.4%	397	2.4%	2,187	3.0%	1,363	2.8%
Depreciation and amortization	**6,821**	100.0%	**3,976**	100.0%	**17,570**	100.0%	**8,741**	100.0%
Cement, masonry cement and lime	4,587	67.2%	3,063	77.1%	10,937	62.2%	6,570	75.2%
Concrete	817	12.0%	110	2.8%	2,886	16.4%	299	3.4%
Railroad	1,249	18.3%	501	12.6%	3,307	18.8%	999	11.4%
Aggregates	157	2.3%	293	7.4%	406	2.3%	855	9.8%
Others	12	0.2%	9	0.2%	35	0.2%	18	0.2%
Adjusted EBITDA	**62,405**	100.0%	**47,697**	100.0%	**179,725**	100.0%	**129,110**	100.0%
Cement, masonry cement and lime	65,548	105.0%	47,151	98.9%	182,299	101.4%	130,786	101.3%
Concrete	(643)	-1.0%	(1,066)	-2.2%	(1,314)	-0.7%	(3,296)	-2.6%
Railroad	(2,006)	-3.2%	944	2.0%	(3,375)	-1.9%	500	0.4%
Aggregates	(765)	-1.2%	(366)	-0.8%	(1,490)	-0.8%	(1,533)	-1.2%
Others	271	0.4%	1,035	2.2%	3,605	2.0%	2,653	2.1%
Reconciling items:								
Effect by translation in homogeneous cash currency ("Inflation-Adjusted")	(8,216)		10,360		(12,915)		39,918	
Depreciation and amortization	(36,626)		(33,798)		(91,601)		(81,765)	
Tax on debits and credits banks accounts	(2,444)		(2,981)		(7,707)		(8,632)	
Finance gain (cost), net	8,478		(38,317)		39,115		(48,561)	
Income tax	(9,114)		5,587		(38,784)		(9,143)	
NET PROFIT (LOSS) FOR THE PERIOD	**14,482**		**(11,451)**		**67,833**		**20,927**